Fang Xue, Esq. Direct: +86 10 6502 8687 Fax: +86 10 6502 8510 fxue@gibsondunn.com

March 3, 2020

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	SORL Auto Parts, Inc.

Amended Schedule 13E-3

Filed on February 11, 2020

Filed by SORL Auto Parts, Inc. et.al.

File No. 005-35858

Revised Preliminary Proxy Statement on Schedule 14A

Filed February 11, 2020

File No. 000-11991

Amended Schedule 13D

Filed April 25, 2019 by Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang

File No. 005-35858

Dear Mr. Duchovny:

On behalf of SORL Auto Parts, Inc., a Delaware corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 13, 2020, with respect to the Amended Schedule 13E-3, File No. 005-35858 (the “Schedule 13E-3”) filed on February 11, 2020 by the Company and the other filing persons named therein, the Revised Preliminary Proxy Statement on Schedule 14A, File No. 000-11991 (the “Proxy Statement”) filed on February 11, 2020 by the Company and the other filing persons named therein, and the Amendment No. 1 to Schedule 13D, File No. 005-35858 filed on April 25, 2019 by Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang and the Amendment No. 2 to Schedule 13D, File No. 005-35858 filed on December 3, 2019 by Xiaoping Zhang, Shuping Chi, Xiaofeng Zhang, and Ruili International Inc. (“Ruili International”) (collectively, the “Schedule 13D”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the amendment No. 2 to Schedule 13E-3 (the “Amendment to Schedule 13E-3”) or the amended Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), as the case may be, each of which has been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Amendment to Schedule 13E-3 and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, marked copies of the Amendment to Schedule 13E-3 and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the Proxy Statement are being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang, Ruili Group Co., Ltd. (“Ruili Group”), Ruili International, or Ruili International Merger Sub Inc., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Amended Schedule 13D

1.	We note that exhibit 99.3 to the Schedule 13D filed on April 25, 2019 included Schedule A and B, but that neither exhibit has been filed in full. Please revise your filing to include the full text of the exhibits.

We respectfully advise the Staff that in response to the Staff’s comment, Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang, and Ruili International have filed an amendment to their Schedule 13D to refile exhibit 99.3 in full on February 28, 2020. Please refer to the updated disclosure of the exhibit 99.3 to such amendment to Schedule 13D.

2.	We note that Ruili Group was included as a beneficial owner in the Schedule 13D file on December 3, 2019. Please tell us why Ruili Group was not included as a beneficial owner in the Schedule 13D filed on April 25, 2019.

We respectfully advise the Staff that as disclosed in the Proxy Statement, Ruili International (designated as “Parent” under the Merger Agreement) is owned and controlled by Mr. Xiaoping Zhang and was created solely for the purpose of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement. Ruili International is a party to the Merger Agreement and the Equity Contribution and Voting Agreement, each dated November 29, 2019, under which Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang (collectively, the “Rollover Shareholders”) have agreed to, among other things, contribute all of the 11,359,403 shares of the common stock of the Company currently held by the Rollover Shareholders (all such 11,359,403 shares of the common stock of the Company, the “Rollover Shares”) in exchange for newly issued shares of Parent and receive no consideration for the cancellation of the Rollover Shares in connection with the merger. As a result of its entry into the Merger Agreement and the Equity Contribution and Voting Agreement, Ruili International may be deemed to have acquired, on November 29, 2019, beneficial ownership of the Rollover Shares, representing approximately 58.83% of the common stock of the Company, currently held by the Rollover Shareholders. Accordingly, Ruili International was listed and joined as a reporting person in the Schedule 13D filed on December 3, 2019 by the Rollover Shareholders, and its beneficial ownership of 11,359,403 shares of the common stock of the Company was disclosed therein.

Based on the information provided by the Buyer Consortium, Ruili Group does not beneficially own and has at no time beneficially owned any shares of common stock or any other securities of the Company. The Rollover Shareholders collectively control Ruili Group and each of Mr. Xiaoping Zhang, Ms. Shuping Chi, and Mr. Xiaofeng Zhang owns 63.13%, 15.86%, and 0.92%, respectively, of the equity interest of Ruili Group. As indicated by the Buyer Consortium, Ruili Group currently does not own or control Ruili International. Pursuant to the Equity Commitment Letter, subject to the satisfaction of the conditions set forth therein (including the unwaivable condition relating to the adoption of the Merger Agreement by Unaffiliated Stockholders holding at least a majority of the outstanding shares of the Company’s common stock owned by all Unaffiliated Stockholders at the close of business, New York time, on the record date of the shareholders meeting to approve the Merger Agreement), on or before the effective time, Ruili Group will fund the cash proceeds for the transaction by acquiring the equity interests of Ruili International representing 41.17% of the outstanding and issued common stock of Ruili International.

Based on the information provided by the Buyer Consortium, neither as of the date hereof nor at any time, has Ruili Group directly or indirectly owned any common stock of the Company nor directly or indirectly had any voting or investment power with respect to any common stock of the Company through any contract, arrangement, understanding, relationship or otherwise. Further, based on the information provided by the Buyer Consortium, Ruili Group does not have the right to acquire beneficial ownership with respect to any common stock of the Company within 60 days of the date hereof. Ruili Group is not a party to the Merger Agreement or the Equity Contribution and Voting Agreement. Although Ruili Group is a party to the Consortium Agreement dated April 25, 2019, none of the terms of the Consortium Agreement provides it with voting power or investment power with respect to any common stock of the Company held by the Rollover Shareholders or any other person. Under the Consortium Agreement, each of the Rollover Shareholders have to vote the Rollover Shares held by them in favor of the adoption of the merger and the transactions contemplated by the Merger Agreement. However, the voting undertaking in the Consortium Agreement does not extend to any other corporate matters nor does it provide any other person (including Ruili Group) with the power to direct the voting of any securities of the Company.

Based on the foregoing we do not believe that Ruili Group beneficially owns any common stock or other securities of the Company nor does Ruili Group have the right to acquire beneficial ownership with respect to any common stock or other securities of the Company within 60 days of the date hereof and therefore is not a reporting person for the purpose of section 13(d) of the Exchange Act.

Additionally, we do not believe that Ruili Group is a group member with the Rollover Shareholders or any other persons for Section 13(d) or Schedule 13D reporting purposes. In Hemispherx Biopharma Inc. v. Johannesburg Consolidated Investments, 553 F. 3d 1351 (11th Cir. 2008), the Court stated that “a beneficial ownership interest in securities is necessary to become a member of a group within the meaning of section 13(d)(3) of the Exchange Act.” This was also the conclusion of the Court in Rosenberg v. XM Ventures, 274 F.3d 137, 145 (3d Cir. 2001). Because Ruili Group does not beneficially own any shares of the Company’s common stock, we do not believe that Ruili Group is a group member for Section 13(d) or Schedule 13D reporting purposes.

Revised Proxy Statement

Background of the Merger, page 17

3.	Please disclose the substance of your response to prior comment 3 in your proxy statement.

In response to the Staff’s comment, the Company has updated the disclosure on page 18 of the Revised Proxy Statement.

Interests of the Company’s Directors and Officers in the Merger, page 55

4.	It appears that the directors and officers of the company who are not part of the Buyer Consortium do not own any securities in the company and consequently will not receive any payment in connection therein. Please confirm if this is correct; otherwise, please disclose the proceeds to be received by each such directors and officers.

We respectfully advise the Staff that as of the date of the Revised Proxy Statement, of all the directors and executive officers of the Company who are not members of the Buyer Consortium, Mr. Huilin Wang owns 200 shares of common stock of the Company. Mr. Wang is treated in the same way as the Unaffiliated Stockholders in connection with the merger, and will receive the same amount of $4.72 per share merger consideration as the Unaffiliated Stockholders. Mr. Wang will receive $944 for his owned shares of common stock of the Company as a result of the merger. Ms. Jinrui Yu owned 200 shares of common stock of the Company from October 24, 2005 through February 9, 2018 when those shares were escheated to the State of Delaware because the transfer agent of the Company failed to maintain contact with her for a prescribed period of time. Ms. Yu intends to contest the escheat. If Ms. Yu successfully and timely claims the ownership of her 200 shares of common stock, she will be treated in the same way as the Unaffiliated Stockholders in connection with the merger, and will receive the same amount of $4.72 per share merger consideration as the Unaffiliated Stockholders.

In response to the Staff’s comment, the Company has updated the disclosure on page 56 of the Revised Proxy Statement.

In preparing the response to the Staff’s comment, the Company became aware that certain of its directors and executive officers failed to file on a timely basis certain reports required under Section 16(a) of the Exchange Act. These directors and executive officers will make the required filings and disclosures in due course before the Company files the definitive proxy statement in relation to the going private transaction.

The Company has updated the disclosure on page 56 of the Revised Proxy Statement to disclose the foregoing information.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Ruili Group Co., Ltd., Ruili International Inc., Ruili International Merger Sub Inc., Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +86 10 6502 8687 or by e-mail at fxue@gibsondunn.com.

Very truly yours,

By:	/s/ Fang Xue
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP

Enclosures

cc:	Phyllis Huang (SORL Auto Parts, Inc.)

Ke Geng, Esq. & Nima Amini, Esq. (O’Melveny & Myers LLP)

Charles Wu, Esq. (Locke Lord LLP)

Exhibit A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 13, 2020 with respect to the Amended Schedule 13E-3, File No. 005-35858 (the “Schedule 13E-3”) filed on February 11, 2020 by the Company and the other filing persons named therein, the Revised Preliminary Proxy Statement on Schedule 14A, File No. 000-11991 (the “Proxy Statement”) filed on February 11, 2020 by the Company and the other filing persons named therein, and the Amendment No. 1 to Schedule 13D, File No. 005-35858 filed on April 25, 2019 by Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang and the Amendment No. 2 to Schedule 13D, File No. 005-35858 filed on December 3, 2019 by Xiaoping Zhang, Shuping Chi, Xiaofeng Zhang, and Ruili International Inc. (collectively, the “Schedule 13D”), each of the undersigned hereby acknowledges that in connection with the Amendment No. 2 to Schedule 13E-3, the revised Proxy Statement and the Amendment No. 3 to Schedule 13D filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SORL Auto Parts, Inc.

By	/s/ Xiao Lin
Name:	Xiao Lin
Title:	Director

[SORL - Signature Page to Acknowledgment]

Ruili Group Co., Ltd.

By	/s/ Xiaoping Zhang
Name:	Xiaoping Zhang
Title:	Legal Representative

Ruili International Inc.

By	/s/ Xiaoping Zhang
Name:	Xiaoping Zhang
Title:	Director

Ruili International Merger Sub Inc.

By	/s/ Xiaoping Zhang
Name:	Xiaoping Zhang
Title:	Director

[SORL - Signature Page to Acknowledgment]

Xiaoping Zhang

/s/ Xiaoping Zhang

Shuping Chi

/s/ Shuping Chi

Xiaofeng Zhang

/s/ Xiaofeng Zhang

[Signature Page to Acknowledgment]